Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS June 18, 2009

TO:	THE HOLDERS OF TRUST UNITS OF PARAMOUNT ENERGY TRUST

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the holders (“Unitholders”) of trust units (“Trust Units”) of Paramount Energy Trust (“PET” or the “Trust”) will be held in the McMurray Room, Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, on Thursday, June 18, 2009 at 3:00 p.m. (Calgary Time) (the “Meeting”), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of PET for the year ended December 31, 2008 and the auditor’s report on the financial statements;

2.	to re-appoint Computershare Trust Company of Canada as trustee (the “Trustee”) of PET;

3.	to instruct the Trustee to fix the number of directors of Paramount Energy Operating Corp. (the “Administrator”) at eight (8) and to elect eight (8) directors of the Administrator for the ensuing year or until their successors are elected or appointed;

4.	to appoint auditors for the ensuing year and to authorize the directors of the Administrator to fix their remuneration;

5.	to re-approve PET’s Unit Incentive Plan and grant of all unallocated rights under the plan and to approve and ratify certain amendments thereto as described in the accompanying Management Information Circular and Proxy Statement;

6.	to re-approve PET’s Bonus Rights Plan and grant of all unallocated rights under the plan and to approve and ratify certain amendments thereto as described in the accompanying Management Information Circular and Proxy Statement; and

7.	to transact such other business as may properly come before the Meeting.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Holders of record of Trust Units of the Trust at the close of business on May 4, 2009 will be entitled to receive notice of and to attend and vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided. Unitholders’ proxies must be deposited at PET’s transfer agent, Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2X1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

DATED AT Calgary, Alberta, this 22nd day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF PARAMOUNT ENERGY OPERATING CORP. in its capacity as Administrator of PARAMOUNT ENERGY TRUST

Susan L. Riddell Rose
President & Chief Executive Officer